UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

Pursuant to Rule 257(b)(4) of Regulation A

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) March 27, 2019

PUNCH TV STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-5033791
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

11705 Willake Street Santa Fe Springs, CA. 90670

(Address of principal executive offices) (Zip code)

(323) 489-8119

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address if changed since last report)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 1. Fundamental Changes (Submission of Resolutions to a Vote of Shareholders).

Punch TV Studios, Inc. emergency meeting of stockholders was held on November 3, 2018. According to the inspector of elections, stockholders present in person or by proxy, representing 83,772,674 shares of Punch TV Studios common stock (generally entitled to one vote per share)

Proposal 1 – Resolution to Vote for an Asset Purchase Agreement: Do you agree with the resolution in regard to the Asset Purchase of Punch TV Studios assets to PunchFlix, Inc?  The stockholders agree with the resolution in regard to the Asset Purchase of Punch TV Studios. The affirmative vote of holders of a majority of the outstanding shares of Punch TV Studios common stock, was required to approve the Resolution. Stockholders voted as follows:

Punch TV Studios common stock, voting as a separate class:

For	Against	Abstain
7,912,891	58,530	75,801,703

Proposal 2 – Resolution to Vote for shares to be transferred to PunchFlix Inc: Do you agree with the transfer of your shares on a share for share basis with PunchFlix, Inc.?  The stockholders agree with the resolution in regard to the transfer of your shares on a share for share basis with PunchFlix, Inc. The affirmative vote of holders of a majority of the outstanding shares of Punch TV Studios common stock, was required to approve the Resolution. Stockholders voted as follows:

For	Against	Abstain
7,941,362	58,530	75,772,782

Joseph Collins CEO and majority shareholder of Punch TV Studios abstained from voting on these resolutions.

Based on these results, and consistent with the recommendation of the Punch TV Studios Board of Directors, Punch TV Studios intends to move forward in the direction voted on by the majority of the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Punch TV Studios Inc.

By:	/s/ Joseph Collins
Joseph Collins
Chief Executive Officer

Dated: March 27, 2019